ALLIED RESOURCES, INC.

1403 East 900 South

Salt Lake City, Utah 84105
Telephone: (801) 582-9609
Facsimile: (801) 582-9629

August 21, 2008

Mark Wojciechowski
Division of Corporate Finance

100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: Allied Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 4, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

Filed May 15, 2008

Commission File No. 1-31390

Dear Mr. Wojciechowski:

Thank you for your comments dated August 6, 2008 in respect to certain filings for Allied Resources, Inc.’s (“Company”) on Forms 10-K for the period ended December 31, 2007, and 10-Q for the period ended March 31, 2008, that were filed with the Commission on April 4, 2008, and May 15, 2008 respectively.

We enclose herewith a copy of our amended Form 10K/A for the period ended December 31, 2007 and a copy of our amended Form 10Q/A for the period ended March 31, 2008 with a redlined copy of each filing for your reference. We have also filed this response letter and the respective amended filings with the Commission electronically.

Please direct copies of all responses and any additional comments to the following address:

Mr. Ruairidh Campbell

     1403 East 900 South
     Salt Lake City, Utah 84105
     Telephone: (801) 582-9609
     Facsimile: (801) 582-9629

The following are our detailed responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

1.     Within the table on page 23 you present a profitability measure identified as ‘Net Cash Flow from Operations’. This measure appears to be a non-GAAP measure. Please provide the disclosure required by Item 10(c) of Regulation S-K, or tell us why you believe such disclosure is not required.

Response

We have amended our disclosure within the table on page 23 to delete that indicator of profitability identified as ‘Net Cash Flow from Operations’ therein.

Notes to Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Oil and Gas Producing Activities, page F-7

2.     We note your disclosure that “If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations.” Please tell us if you are following the guidance provided in FSP 19-1, regarding accounting for suspended well costs. If so, please modify your disclosures accordingly.

Response

We do follow the guidance provided in FSP 19-1 regarding accounting for suspended well costs and have revised our disclosure sub-titled Oil and Gas Producing Activities beginning on page F-7 as follows:

“Oil and Gas Producing Activities

The Company utilizes the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or nonproductive development wells are capitalized while the costs of nonproductive exploratory wells are expensed.

If proved reserves are not found, the capitalized costs of drilling the well are charged to expense. However, if an exploratory well is determined to have found oil and gas reserves, but those reserves cannot be classified as proved when drilling is completed, the capitalized drilling costs are continued to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress is being made in assessing the reserves and the economic and operating viability of the project. The Company does not have any capitalized exploratory well costs that are pending the determination of proved reserves. Indirect exploratory expenditures, including geophysical costs and annual lease rentals are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company’s experience of successful drillings and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the units-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

The continued carrying value of the Company’s oil and natural gas properties depends primarily upon the estimated reserves and the prices it receives for oil and natural gas production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. The Company’s production quantities of oil and natural gas are in decline. Any decrease in oil and natural gas prices without an offsetting increase in reserve quantities could result in an impairment of the Company’s assets.”

3.     We also note your disclosure regarding the potential reclassification of oil and gas contract based drilling rights from tangible to in tangible assets. Please explain the basis for your disclosure and compare and contract your conclusions with EITF 04-02 and FSP 141-1. The extent required, please modify your disclosure to comply with the related guidance.

Response

Since we do not have any contract based oil and gas drilling rights we have deleted the last paragraph in our Oil and Gas Producing Activities beginning on page F-7 of our amended filing.

Controls and Procedures, page 29

4.     Please revise to provide the disclosures required by Item 307 of Regulation S-B.

Response

We have revised our disclosure to provide that information required by Item 307 of Regulation S-B.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.

In a March 4, 2005 Staff Alert entitled “Annual Report Reminders,” the staff of the Division of Corporation Finance reminded issuers that the certifications required under the Exchange Act Rules 13a -14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note your certification does not include sub-part (b) of paragraph 4, nor does it identify internal control over financial reporting within the introductory language in paragraph 4. Please revise your certification to ensure it is in the exact form set forth in Item 601 of Regulation S-B, and file an amended document to include such certification.

This comment is also applicable to your Form 10-Q for the quarterly period ended March 31, 2008.

Response

We have revised our Form 10-K and Form 10-Q for the quarterly period ended March 31 to include certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 that are in the exact form set forth in Item 601 of Regulation S-B.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Controls and Procedures, page 16

6.     Please revise to provide the disclosures required by Item 307 of Regulation S-K.

Response

We have revised our filing to include those disclosures required by Item 307 of Regulation S-K.

7.     We note your provide the disclosures required by Item 308T of Regulation S-K. Please note that such disclosure is only required for your annual reports beginning with the fiscal year ended after December 15, 2007. As such, please remove such disclosure from your quarterly report.

Response

We have revised our quarterly filing to preclude those disclosures required by Item 308T of Regulation S-K.

In connection with the Company’s response to these comments, we confirm the following:

-	the Company is responsible for the adequacy and accuracy in its filings;

-	staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-K/A for the year ended December 31, 2007 or the Company’s filing on Form 10Q/A for the quarter ended March 31, 2008, please contact us.

Yours faithfully,

/s/ Ruairidh Campbell
_______________________

Ruairidh Campbell, Chief Executive Officer

Enclosures